Exhibit 99.1

CRH Medical Receives TSX Approval for Normal Course Issuer Bid

VANCOUVER, Nov. 7, 2017 /CNW/ - CRH Medical Corporation (the "Company") (TSX: CRH) (NYSE American: CRHM), announces that it has received approval from the Toronto Stock Exchange ("TSX") of its Notice of Intention to Make a Normal Course Issuer Bid (the "Bid").

Pursuant to the Bid, the Company may purchase for cancellation up to 7,120,185 of its common shares ("Common Shares"), or approximately 10% of the Common Shares outstanding as of the date of this announcement (representing 10% of the public float). As of October 31, 2017, there were 74,127,238 Common Shares of the Company issued and outstanding, and the public float consisted of 71,201,855 Common Shares.

The Bid is being adopted in addition to, and not as a substitute for, other investments in growth opportunities historically undertaken and contemplated by the Company. The Bid will be funded through the Company's internally generated cash flow from operations.

The purchases will be made by the Company through the facilities and in accordance with the rules of the TSX and Rule 10b-18 ("Rule 10b-18") under the U.S. Securities Exchange Act of 1934, as amended ("the "Exchange Act"), and the price which the Company will pay for any such Common Shares will be the market price at the time of acquisition. The Company will make no purchases of Common Shares other than open market purchases or other means approved by the TSX. Other than block purchases allowable under the TSX rules, purchases will be subject to a daily restriction of 103,902 Common Shares, being 25% of the average daily trading volume for the preceding six months. In addition, purchases of Common Shares through the facilities of the NYSE American stock exchange ("NYSE American") will be made in compliance with Rule 10b-18, which contains similar restrictions on the number of shares that may be repurchased based on the average daily trading volumes of the Common Shares on NYSE American, subject to certain exceptions for block purchases. In addition, purchases may also be made through other Canadian and U.S. marketplaces.

The actual number of Common Shares of the Company that are purchased for cancellation under the Bid, if any, and the timing of such purchases will be determined by the Company. The Board of Directors of the Company believes that the proposed purchases are in the best interests of the Company and are a desirable use of corporate funds.

The Company intends to establish an automatic purchase plan (the "Plan") under which its broker may purchase Common Shares according to a prearranged set of criteria. The plan will enable the purchase of Common Shares at any time, including when the Company would not ordinarily be active in the market because of internal trading blackout periods, insider trading rules or otherwise. The purchases under the automatic purchase plan will be made in accordance with Rule 10b5-1 under the Exchange Act ("Rule 10b5-1"). The Plan will terminate on the earliest of: the date on which the purchase limits specified in the Plan have been attained, the date on which the Bid terminates or the date on which the Plan is terminated by a party in accordance with its terms. To the knowledge of the Company, no director, senior officer or other insider of the Company currently intends to sell any Common Shares under this Bid. However, sales by such persons through the facilities of the TSX or NYSE American may occur if the personal circumstances of any such person changes or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other holders whose shares are purchased.

The Bid will commence on November 9, 2017 with first purchases under the Plan beginning November 20, 2017 and will terminate on the earlier of: (i) November 8, 2018, (ii) the date the Company completes its purchases pursuant to the notice of intention filed with the TSX, or (iii) the date of notice by the Company of termination of the Bid. The Company has not made any purchases of Common Shares pursuant to a normal course issuer bid within the previous 12 months.

About CRH Medical Corporation

CRH Medical Corporation is a North American company focused on providing gastroenterologists throughout the United States with innovative services and products for the treatment of gastrointestinal diseases. In 2014, CRH became a full-service gastroenterology anesthesia company that provides anesthesia services for patients undergoing endoscopic procedures in ambulatory surgical centers. To date, CRH has completed 15 anesthesia acquisitions. CRH now serves 35 ambulatory surgical centers in seven states and performs approximately 235,000 procedures annually. In addition, CRH owns the CRH O'Regan System, a single-use, disposable, hemorrhoid banding technology that is safe and highly effective in treating all grades of hemorrhoids. CRH distributes the O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to gastroenterology practices, creating meaningful relationships with the gastroenterologists it serves. CRH's O'Regan System is currently used in all 48 lower US states.

Caution Regarding Forward-looking Statements

Information included or incorporated by reference in this document may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward-looking statements and our results and operations may be negatively affected. Forward-looking statements in this document include statements regarding the number of shares that may be purchased under the Bid, the price of such purchases, the facilities through which purchases may be made, compliance with Rule 10b-18 and Rule 10b5-1 for purchases in the United States, the intention to enter into an automatic purchase plan, the commencement date of the Bid and the current intentions of the directors, senior officers or other insiders of the Company not to sell any Common Shares under the Bid. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and disclaims any intent or obligations to update or revise publicly any forward-looking statements, whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking information reflects management's current expectations regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: risks related to our need to raise additional capital to fund future operations; various restrictive covenants and events of default under our Credit Facilities; the possibility that we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage despite current indebtedness levels; ASCs or other customers may terminate or choose not to renew their agreements; the CMS may review and reduce the reimbursement of anesthesia procedure codes relevant to GI procedures; a significant number of our affiliated physicians could leave our affiliated ASCs; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; change in the regulations or regulatory interpretations may obligate us to re-negotiate agreements of our anesthesiologists or other contractors; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, or require significant management resources and significant charges; we may be adversely affected if we lose any member of our senior management that has been key to our growth; we may not be able to effectively undertake or manage our growth initiatives; if we are unable to manage growth, we may be unable to achieve our expansion strategy; business interruptions due to adverse weather conditions; the ACA reform in the United States may have an adverse effect on our business, financial conditions, results of operations and cash flows and the trading price of our securities; changing legislative and regulatory requirements and healthcare spending and pricing pressures may adversely affect our business; the policies of health insurance carriers may affect the amount of revenue the Company receives; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; our industry is already competitive and could become more competitive; unfavorable changes or conditions could occur in the states where our operations are concentrated; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners' ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal AntiKickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; government authorities or other parties may assert that our business practices violate antitrust laws; our common shares may be subject to significant price and volume fluctuations; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; continuing unfavorable economic conditions could have an adverse effect on our business; changes in the medical industry and the economy may affect the Company's business; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; our industry is subject to health and safety risks; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance, recalls and other liabilities, which may adversely affect our operations; our industry is the subject of numerous governmental investigations into marketing and other business practices, which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; the Company may not be successful in marketing its products and services; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the use and disclosure of patient information; our employees and third-party contractors may not appropriately record or document services that they provide; we may write-off intangible assets; we may face exposure to adverse movements in foreign currency exchange rates; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; conflicts of interest may arise among the Company's officers and directors as a result of their involvement with other companies.For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's Annual Information Form which is available on SEDAR at www.sedar.com and as Form 40-F on EDGAR at www.sec.gov.

SOURCE CRH Medical Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/07/c4279.html

%CIK: 0001461119

For further information: Kettina Cordero, Director of Investor Relations, CRH Medical Corporation, 800.660.2153 x1030, kcordero@crhmedcorp.com, http://investors.crhsystem.com

CO: CRH Medical Corporation

CNW 08:30e 07-NOV-17